April 27, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (863) 425-5526

Mr. Richard G. Hunter, Ph. D.
Chief Executive Officer and
   Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry,  FL  33860

Re:	Food Technology Service, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-19047

Dear Mr. Hunter:

      We have reviewed your April 22, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 2. Please further explain to us how your recognition of revenue at the time of processing meets the delivery and performance criteria in SAB 101, as amended by SAB 104.
Do you retain any risk after the product is processed but prior to pick-up by or shipment to your customer?

2. In a supplemental response, please confirm to us that you will revise your disclosure in future filings in response to our prior comments 2 and 3.


*  *  *  *






	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
Accounting Branch Chief
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Food Technology Service, Inc.
April 27, 2005
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